FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2018

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Atacand to be divested to Cheplapharm in Europe

24 July 2018 07:00 BST

Atacand to be divested to Cheplapharm in Europe

Agreement expands the commercial potential of Atacand in 28 European countries

AstraZeneca has agreed to sell the commercial rights to Atacand (candesartan cilexetil) and Atacand Plus (fixed-dose combination of candesartan cilexetil and hydrochlorothiazide) in Europe to Cheplapharm Arzneimittel GmbH (Cheplapharm). Atacand is a prescription medicine for the treatment of heart failure and hypertension.

Mark Mallon, Executive Vice President, Global Product & Portfolio Strategy at AstraZeneca, said: "This agreement forms part of our strategy of streamlining our portfolio of mature medicines to enable reinvestment in our main therapy areas and bringing new medicines to patients. Cheplapharm's strong European presence will help expand the commercial potential of Atacand."

The agreement is expected to complete in the third quarter of 2018. AstraZeneca will continue to manufacture and supply Atacand and Atacand Plus under a supply agreement and will continue to commercialise the medicines in all markets where it still holds the rights.

Financial considerations
Cheplapharm will pay AstraZeneca $200 million on completion of the agreement, plus a time-bound payment of $10 million and sales-contingent milestones. The upfront and time-bound payments are expected to be reported in the Company's financial statements in 2018. All income is expected to be reported as Other Operating Income. In 2017, global Product Sales for Atacand and Atacand Plus were $300 million, including $86 million in Europe. The agreement does not impact the Company's financial guidance for FY 2018.

About Atacand
Atacand (candesartan cilexetil) is a selective, AT1 subtype angiotensin II receptor antagonist blocker (ARB) that is indicated for the treatment of hypertension and heart failure. Atacand is also available in Europe as a fixed-dose combination of candesartan cilexetil and hydrochlorothiazide (Atacand Plus). Atacand is indicated for the management of hypertension in adults and children/adolescents, as well as heart failure in adults. Atacand Plus is indicated for the management of hypertension when monotherapy is not sufficiently effective. Atacand was developed in collaboration with Takeda. Each company holds the exclusive rights to the product in certain markets. In other markets, Atacand is co-marketed by both parties.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Karen Birmingham	UK/Global	+44 203 749 5634
Rob Skelding	UK/Global	+44 203 749 5821
Matt Kent	UK/Global	+44 203 749 5906
Gonzalo Viña	UK/Global	+44 203 749 5916
Jacob Lund	Sweden	+46 8 553 260 20
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Josie Afolabi		+44 203 749 5631
Craig Marks	Finance; Fixed Income; M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology; Other	+1 240 477 3771
Christer Gruvris	Brilinta; Diabetes	+44 203 749 5711
Nick Stone	Respiratory; Renal	+44 203 749 5716
Jennifer Kretzmann	Retail Investors	+44 203 749 5824
US toll-free		+1 866 381 7277

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 24 July 2018

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary